UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September, 2011

Commission File No.: 000-25289

TITAN TRADING ANALYTICS INC.
(Translation of the registrant’s name into English)

675 West Hastings Street, Suite 200, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit

99.1	Financial Statements – Q3 ending July 31, 2011
99.2	MD&A – Q3 ending July 31, 2011
99.3	CEO Certificate– Q3 ending July 31, 2011
99.4	CFO Certificate – Q3 ending July 31, 2011
99.5	News Release – Grant of Options
99.6	News Release – Grant of Options
99.7	News Release – Extension of Warrants

TITAN TRADING ANALYTICS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.

Date:  October 6, 2011                                                                        /s/ John Coulter
John Coulter, Chief Executive Officer

Exhibit Index

Exhibit

99.1	Financial Statements – Q3 ending July 31, 2011
99.2	MD&A – Q3 ending July 31, 2011
99.3	CEO Certificate– Q3 ending July 31, 2011
99.4	CFO Certificate – Q3 ending July 31, 2011
99.5	News Release – Grant of Options
99.6	News Release – Grant of Options
99.7	News Release – Extension of Warrants